# HARPETH SECURITIES, LLC

# FINANCIAL STATEMENTS

# December 31, 2018

# HARPETH SECURITIES, LLC

## TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 53113 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

                              MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Harpeth Securities, LLC**

| OFFICIAL USE ONLY |
| --- |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| FIRM I.D. NO. |
| --- |

**3100 West End Avenue, Suite 710**

(No. and Street)

| **Nashville** | **TN** | **37203** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Byrge                                                 615-296-9848

                                           (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Cherry Bekaert, LLP**

(Name – *if individual, state last, first, middle name*)

| **222 Second Avenue South St 1240** | **Nashville** | **TN** | **37201** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Charles W Byrge II_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Harpeth Securities, LLC_____, as
of __December 31_____, 20 __18____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_Charles W Byrge II_ (signature)

_Signature_

_Managing Principle_

_Title_

_(Notary signature)_

_Notary Public_

ANDRAE C. BYNUM
STATE
OF
TENNESSEE
NOTARY
PUBLIC
DAVIDSON COUNTY

Exp - 08/20/2019

This report ** contains (check all applicable boxes):

- [✓] (a)  Facing Page.
- [✓] (b)  Statement of Financial Condition.
- [✓] (c)  Statement of Income (Loss).
- [✓] (d)  Statement of Changes in Financial Condition.
- [✓] (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g)  Computation of Net Capital.
- [✓] (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i)  Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j)  A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [✓] (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l)  An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [✓] (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


**Cherry** Bekaert ᴸᴸᴾ
CPAs & Advisors

## Report of Independent Registered Public Accounting Firm

To the Members
of Harpeth Securities, LLC

### Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Harpeth Securities, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information
The supplemental information included in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

*Cherry Bekaert LLP*

Nashville, Tennessee
February 26, 2019

3

# HARPETH SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION
### December 31, 2018

### Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 297,731 |
| Accounts Receivable | | 50 |
| Deposit | | 305 |
| | | |
| Total assets | $ | 298,086 |

### Liabilities and Member's Equity

| | | |
|---|---|---:|
| Accounts payable | $ | 1,000 |
| Accrued expenses | | 8,300 |
| Member's equity | | 288,786 |
| | | |
| Total liabilities and member's equity | $ | 298,086 |

# HARPETH SECURITIES, LLC

## STATEMENT OF OPERATIONS
### For the Year Ended December 31, 2018

| | |
|---|---:|
| Revenues: | $ 1,163,440 |
| | |
| Expenses: | |
| Compensation | 1,205,319 |
| Licenses and Subscriptions | 10,395 |
| Regulatory fees and other | 6,067 |
| Office expenses | 1,264 |
| Legal and professional | 12,200 |
| Travel | 4,670 |
| | |
| Total Expenses | 1,239,915 |
| | |
| Net Loss | $ (76,475) |

# HARPETH SECURITIES, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY
### For the Year Ended December 31, 2018

|  | Member Contributions | | Accumulated Earnings (Deficit) | | Total Member's Equity | |
|---|---|---|---|---|---|---|
| Balances at December 31, 2017 | $ | 30,095 | $ | 335,166 | $ | 365,261 |
| Net Loss |  | - |  | (76,475) |  | (76,475) |
| Balances at December 31, 2018 | $ | 30,095 | $ | 258,691 | $ | 288,786 |

# HARPETH SECURITIES, LLC

## STATEMENT OF CASH FLOWS
## For the Year Ended December 31, 2018

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net Loss | $ | (76,475) |
| Adjustments to reconcile net loss to net cash | | |
| provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | | 61,073 |
| Accounts payable and accrued expenses | | (4,908) |
| Deferred revenue | | (26,836) |
| Loan receivable from member | | 152,728 |
| | | |
| Net cash provided by operating activities | | 105,582 |
| | | |
| Net increase in cash and cash equivalents | | 105,582 |
| | | |
| Cash and cash equivalents, beginning of year | | 192,149 |
| | | |
| Cash and cash equivalents, end of year | $ | 297,731 |

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Harpeth Securities, LLC (the "Company") was formed effective June 28, 2000 to operate as a broker-dealer in accordance with the rules and regulations set forth by the Financial Industry Regulatory Authority ("FINRA"). It operates as a Tennessee limited liability company (LLC), and its sole member is Harpeth Capital, LLC.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents. At times during the year ended December 31, 2018, the Company maintained cash deposits which may have exceeded federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risks related to cash.

### Accounts Receivable

Management considers accounts receivable to be fully collectible at December 31, 2018; accordingly, no allowance for doubtful accounts exist at December 31, 2018.

### Revenue Recognition

The Company provides financial advisory and transaction related services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time as the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time and the considerations typically include advisory fees and success fees. Advisory fees are generally fixed and charged on a month-to-month basis, recognized over the month in which the advisory services are performed. However, success fees are variable and subject to constraints, and are typically not recognized until there is a transaction completion date, due to the uncertainty associated with those events.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

uncertainty associated with the variable consideration is resolved. The Company evaluated the new revenue recognition accounting standard and determined that the accounting standard did not require a change in the Company's revenue recognition practices. As a result, the Company was not required to record an accounting transition adjustment as of January 1, 2018.

## Income taxes

The Company is treated as a partnership for federal income tax purposes and does not incur federal income taxes. Instead, its earnings and losses are included in the returns of its member and taxed depending on its tax situation. Accordingly, the financial statements do not reflect a provision for federal income taxes. The Company is subject to certain state franchise and excise taxes.

The Company follows Financial Accounting Standards Board Accounting Standards Codification guidance related to unrecognized tax benefits. The guidance clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements. This guidance prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company has no tax penalties or interest reported in the accompanying financial statements.

## Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Subsequent events

The Company evaluated subsequent events through February 26, 2019, when these financial statements were available to be issued.

## NOTE 3 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2018.

## NOTE 4– RELATED PARTY TRANSACTIONS

Harpeth Capital, LLC provides personnel, office facilities, and equipment to the Company under an expense agreement extending for a term of one year ending March 31, 2019. The agreement is renewable every year upon mutual agreement of both parties. Office expense totaled $1,264 for the year ended December 31, 2018. Substantially different results could occur if the Company operated independently.

Compensation expense, when incurred, reflects amounts paid for services rendered by employees of Harpeth Capital, LLC. Compensation expense paid to Harpeth Capital, LLC totaled $1,205,319 during 2018.

## NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $288,736, which was $283,736 in excess of its required net capital of $5,000.

# HARPETH SECURITIES, LLC

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## December 31, 2018

### Schedule I

Computation of basic net capital requirement:

| | | |
|---|---|---|
| Total member's equity | $ | 288,786 |
| Total nonallowable assets | | 50 |
| Net capital, agrees with amount reported in Part IIA of Form X-17a-5 unaudited FOCUS report | $ | 288,736 |
| Minimum net capital requirement (6 2/3% of indebtedness) | $ | 620 |
| Minimum dollar net capital requirement of reporting broker | $ | 5,000 |
| Greater of above amounts | $ | 5,000 |
| Excess net capital | $ | 283,736 |
| Net capital less 120% of minimum dollar net capital requirement | $ | 282,736 |

# SUPPLEMENTARY INFORMATION

# HARPETH SECURITIES, LLC

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
## PURSUANT TO RULE 15c3-3
### December 31, 2018

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

# HARPETH SECURITIES, LLC

## INFORMATION RELATING TO THE POSSESSION OR CONTROL
## REQUIREMENTS UNDER RULE 15c3-3
## December 31, 2018

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

# HARPETH SECURITIES, LLC

## RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE
## COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
## UNDER EXHIBIT A OF RULE 15c3-3
### December 31, 2018

The net capital computed on page 11 and the Company's computation of net capital on its December 31, 2018 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

**HARPETH SECURITIES, LLC**

**RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO
METHODS OF CONSOLIDATION
December 31, 2018**


Not Applicable.

# HARPETH SECURITIES, LLC

## MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT
### December 31, 2018

None.



**Cherry** Bekaert
CPAs & Advisors

# Report of Independent Registered Public Accounting Firm

To the Members
of Harpeth Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Harpeth Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Nashville, Tennessee
February 26, 2019

17

# HARPETH SECURITIES, LLC

## MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT
### December 31, 2018



**2018 Exemption Report**

For the Calendar year 2018 Harpeth Securities has operated under the exemption provision provided in SEA rule 15c3-3(k)(2)(i).

Harpeth Securities has met the exemption provisions under SEA rule 15c3-3(k)(2)(i) for the calendar year 2018.

Signed,

Charles W Byrge
CEO
Harpeth Securities, LLC



**Cherry** Bekaert LLP

CPAs & Advisors

### Report of Independent Registered Public Accounting Firm on
### Applying Agreed-Upon Procedures

To the Members
Harpeth Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Harpeth Securities, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2018. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Cherry Bekaert LLP*

Nashville, Tennessee
February 26, 2019

## SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
### General Assessment Reconciliation

For the fiscal year ended ___2018 - December, 31___

(Read carefully the instructions in your Working Copy before completing this Form)

### TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chris Dechter  615 216 984

**WORKING COPY**

2. A. General Assessment (item 2e from page 2)                         $ _1745.00_

   B. Less payment made with SIPC-6 filed (**exclude interest**)        ( _790_ )

      _9/18/18_
      Date Paid

   C. Less prior overpayment applied                                    ( _955.00_ )

   D. Assessment balance due or (overpayment)                           _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward)   $ _955.00_

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☐  Funds Wired ☐  ACH ☐
      Total (**must be same as F above**)                              $_____

   H. Overpayment carried forward                                      $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Harpeth Securities
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

V.P.
(Title)

Dated the __1__ day of __22__ , 20 _19_.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

**SIPC REVIEWER**

Dates: _____  _____  _____
         Postmarked    Received    Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1/1/18__
and ending __12/31/18__

**Item No.**

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)  $ __1,163,440__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.  _____

(2) Net loss from principal transactions in securities in trading accounts.  _____

(3) Net loss from principal transactions in commodities in trading accounts.  _____

(4) Interest and dividend expense deducted in determining item 2a.  _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.  _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.  _____

(7) Net loss from securities in investment accounts.  _____

Total additions  _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.  _____

(2) Revenues from commodity transactions.  _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.  _____

(4) Reimbursements for postage in connection with proxy solicitation.  _____

(5) Net gain from securities in investment accounts.  _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.  _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).  _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)  _____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.  $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).  $_____

Enter the greater of line (i) or (ii)  _____

Total deductions  __0__

2d. SIPC Net Operating Revenues  $ __1,163,440__

2e. General Assessment @ .0015  $ __1745.00__

(to page 1, line 2.A.)

2